For the Semi-Annual period ended 4/30/98
File number 811-3981
Series 1

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

       The   Fund   accounts  for  and   reports
distributions to shareholders in accordance with
the   American  Institute  of  Certified  Public
Accountants'   Statement   of   Position   93-2:
Determination,   Disclosure,    and    financial
Statement Presentation of Income, Capital Gains,
and   Return   of   Capital   Distributions   by
Investment  Companies.  The effect  of  for  the
Series   of  applying  this  statement  was   to
increase  accumulated net  investment  loss  and
increase  accumulated  net  realized   gain   on
investment  by  $569,565  for  realized  foreign
currency  losses  during the  six  months  ended
April  30,  1998.   Net investment  income,  net
realized gains and net assets were not affected by this change.